Exhibit 99.1

FOR IMMEDIATE RELEASE

RADA Announces Record Q4 & Full Year 2020 Results
with Strong Revenue Growth, Strong Profitability and
Improving Margins

Revenues in Q4/20 reach $23.3 million, up 62% YoY with EBITDA margins of 17%

Re-iterates 2021 revenue guidance to exceed $120 million

Netanya, Israel, February 10, 2021 – RADA Electronic Industries Ltd. (NASDAQ: RADA) announced today its financial results for the year and quarter, ended December 31, 2020.

Highlights of Full Year 2020
•	Record revenues of $76.2 million, up 72% year-over-year;
•	Gross margin of 37%, up from 36% in 2019;
•	Net income of $5.6 million, compared to $2.3 million net loss in 2019;
•	EBITDA of $9.7 million, compared to $0.4 million in 2019;
•	Year-end net cash position of $35.8 million.

Highlights of Q4 2020
•	Record quarterly revenues of $23.3 million, up 62% year-over-year;
•	Gross margin of 39%, up from 36% in Q4 of 2019;
•	Net income of $ 2.6 million, compared to $0.3 million net loss in 2019;
•	EBITDA of $3.9 million, representing EBITDA margin of 17%.

Management Comment

Dov Sella, RADA's Chief Executive Officer commented, “We are exceptionally pleased with our performance in 2020, growing our top line by 72% to an all-time record of $76.2 million. Furthermore, even while making the significant investments in our infrastructure, including establishing a new production line and a presence in the United States, we generated EBITDA of almost $10 million for the year. Given our increased scale and that our large investments are now behind us, we look forward to continued strong revenue growth, with higher profit margins.”

Continued Mr. Sella, “Today we are announcing the signing of an LOI to invest $3 million for a 12% stake in RADSee Technologies Ltd., an early-stage and advanced radar technology company, targeting the commercial vehicle market, both current and autonomous. We see many technological synergies through this investment which has the potential to expand our addressable markets in the future. We retain an option to increase our stake should we see that their solution is maturing and that their market potential being realized.  At this point, we are taking a minority stake so that we may remain focused on the massive growth potential in our current end-markets.”

Concluded Mr. Sella, “Our strong order momentum since mid-2019, which continued into 2020, has increased our confidence that we will exceed revenues of $120 million in 2021. We expect that as the current programs to which we are supplying our radars mature, the growth trend of our revenues will continue beyond 2021.”

2020 Fourth Quarter Summary

Revenues totaled $23.3 million in the fourth quarter of 2020, an increase of 62% compared with revenues of $14.4 million in the fourth quarter of 2019.

Gross Profit totaled $9.0 million in the fourth quarter of 2020 (or 39% of revenues) compared to gross profit of $5.1 million in the fourth quarter of 2019 (or 36% of revenues).

Operating Profit was $2.8 million in the fourth quarter of 2020 compared to an operating loss of $0.2 million in the fourth quarter of 2019.

Net Income attributable to RADA’s shareholders in the fourth quarter of 2020, was $2.6 million, or $0.06 per share, compared to a net loss of $0.3 million, or $0.01 per share, in the fourth quarter of 2019.

The Company’s EBITDA was $3.9 million (or 17% of revenues) in the fourth quarter of 2020 compared to EBITDA of $0.6 million (or 4% of revenues) in the fourth quarter of 2019.

Full Year 2020 Results Summary

Revenues totaled $76.2 million, an increase of 72% compared to revenues of $44.3 million in 2019.

Gross Profit totaled $28.3 million (or 37% of revenues) compared to gross profit of $15.9 million (or 36% of revenues) in 2019.

Operating Profit totaled $5.5 million compared to an operating loss of $2.1 million in 2019.

Net income attributable to RADA’s shareholders was $5.6 million, or $0.13 per share for the year ended December 31, 2020, compared to a net loss of $2.0 million, or $0.05 per share, for the year ended December 31, 2019.

The Company’s EBITDA was $9.7 million (or 13% of revenues) in 2020 compared to EBITDA of $0.4 million (or 1% of revenues) in 2019.

As of December 31, 2020, RADA had net cash and cash equivalents of $35.8 million, compared to $13.8 million as of year-end 2019.

Investor Conference Call

The Company will host a conference call later today, starting at 10:00 am ET (5pm Israel time). Management will host the call and will be available to answer questions after presenting the results.

Dial in numbers are: US 1-888-723-3164; Israel 03-918-0609 and International +972-3-918-0609.

For those unable to participate, the teleconference will be available for replay on RADA’s website at www.rada.com beginning 48 hours after the call.

A live webcast of the conference call will be available. Please register for the webcast 5-10 minutes prior to the call at RADA’s website: https://www.rada.com/investors following which, a link to the live webcast will be sent to you.

About RADA Electronic Industries Ltd.

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets, including active military protection, counter-UAS, critical infrastructure protection and border surveillance.

Contact Information

Company Contact: Avi Israel (CFO) Tel: +972-765-386-200 mrkt@rada.com www.rada.com	Investor Relations Contact: Ehud Helft GK Investor & Public Relations Tel: +1 646 688 3559 rada@gkir.com
Forward Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, the impact of COVID-19 on our company and our industry, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Information with Regard to non-GAAP Financial Measures

The Company presents its financial statements in accordance with U.S. GAAP. RADA’s management uses supplemental non-GAAP financial measures internally to understand, manage and evaluate its business and make operating decisions. Adjusted EBITDA is provided in this press release and the accompanying supplemental information because management believes this non-GAAP measure is useful for investors and financial institutions as it facilitates operating performance comparisons from period to period. As presented in this release, the term Adjusted EBITDA consists of net profit (loss) according to U.S. GAAP, excluding net financing expenses, taxes, depreciation and amortization and non-cash stock-based compensation expenses. Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income and our other GAAP results. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in the table below.

RECONCILIATION FROM GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2020	2019	2020	2019

Net Income (loss) from continued operations	$5,640	$(2,224)	$2,638	$(180)
Financial expenses (income), net	(167)	121	144	(29)
Depreciation	2,289	1,223	677	454
Employees Option Compensation	1,436	1,148	415	313
Other non-cash amortization	476	139	67	29

EBITDA	$9,674	$407	$3,941	$587

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data
	December 31,
	2020	2019

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$36,289	$13,754
Restricted deposits	567	380
Trade receivables	14,095	13,765
Contract asset	756	1,269
Other accounts receivable and prepaid expenses	1,637	1,673
Inventories, net	28,783	17,196

Total current assets	82,127	48,037

LONG-TERM ASSETS:

Long-term receivables and other deposits	230	97
Property, plant and equipment, net	13,968	9,127
Operating lease right-of-use assets	10,581	7,654
Total long-term-assets
	24,779	16,878
Total ASSETS	$106,906	$64,915

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data
	December 31,
	2020	2019
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short term loan	$454	$-
Trade payables	10,603	7,661
Other accounts payable and accrued expenses	9,855	5,572
Advances from customers	2,323	1,563
Contract Liabilities	232	196
Operating lease short term liabilities	1,885	1,240

Total current liabilities	25,352	16,232

LONG-TERM LIABILITIES:

Operating lease long-term liabilities	8,732	6,499
Accrued severance-pay and other long-term liability	789	764

Total long-term liabilities	9,521	7,263

EQUITY:
Share capital -
Ordinary shares of NIS 0.03 par value - Authorized: 100,000,000 shares and 100,000,000 shares at December 31, 2020 and December 31, 2019; Issued and outstanding: 43,724,446 and 38,456,693 at December 31, 2020 and at December 31, 2019 respectively.	440	394
Additional paid-in capital	144,944	120,017
Accumulated deficit	(73,351)	(78,991)

Total RADA Electronic Industries shareholders' equity	72,033	41,420

Total equity	72,033	41,420

Total LIABILITIES AND EQUITY	$106,906	$64,915

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data
	Year ended December 31,		Three months ended December 31,
	2020	2019	2020	2019

Revenues:	76,217	44,331	23,281		14,356

Cost of revenues	47,882	28,394	14,302		9,250

Gross profit	28,335	15,937	8,979		5,106
Operating expenses:
Research and development, net	8,846	6,912	2,378		1,987
Marketing and selling	5,017	4,044	1,346		1,253
General and administrative	8,972	7,084	2,446		2,075
Net loss from sale of fixed asset	27	-	27		-
Total operating expenses:	22,862	18,040	6,197		5,315
Operating Income (Loss)	5,473	(2,103)	2,782		(209)
Financial expenses (income), net	(167)	121	144		(29)

Net income (loss) from continuing operations	5,640	(2,224)	2,638		(180)

Net Income (loss) from discontinued operations	-	(115)	-		(115)

Net income (loss)	5,640	(2,339)	2,638		(295)

Net income (loss) attributable to non-controlling interest	-	(309)	-		-
Net income (loss) attributable to RADA Electronic Industries' shareholders	$5,640	$(2,030)	$2,638		$(295)

Basic net income (loss) from continuing operations per Ordinary share	$0.13	$(0.05)	$0.06	$	(0.01)

Diluted net income (loss) from continuing operations per Ordinary share	$0.13	$(0.05)	$0.06		$(0.01)

Basic and diluted net income (loss) from discontinued operations per Ordinary share	$0.00	$(0.00)	$0.00		$(0.00)

Basic net income (loss) per Ordinary share	$0.13	$(0.05)	$0.06		$(0.01)
Diluted net income (loss) per Ordinary share	$0.13	$(0.05)	$0.06		$(0.01)

Weighted average number of Ordinary shares used for computing basic net income (loss) per share	43,321,058	38,148,756	43,654,343		38,439,848

Weighted average number of Ordinary shares used for computing diluted net income (loss) per share	44,412,391	38,841,866	44,922,736		39,491,610